DC

No Act
P.E. 12-27-06



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07047085

February 16, 2007

BEST AVAILABLE COPY

Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer
Prudential Financial, Inc.
751 Broad Street, 21st Floor
Newark, NJ 07102-3777

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2007

Re: Prudential Financial, Inc.
Incoming letter dated December 27, 2006

Dear Ms. Gibson:

This is in response to your letter dated December 27, 2006 concerning the shareholder proposal submitted to Prudential by Walter A. Carrington, Jr. We also have received a letter from the proponent dated December 29, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Walter A. Carrington, Jr.
1215 Dobson
Evanston, IL 60202

1137774

Prudential Financial

Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ 07102-3777
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

December 27, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, D.C. 20549

Re: Prudential Financial, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Prudential Financial, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated November 13, 2006 (the "Proposal") submitted for inclusion in the Company's proxy card and 2007 proxy statement (the "Proxy Materials") for its 2007 annual meeting of shareholders by Walter A. Carrington, Jr. (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including all annexes.

As indicated more fully below, the Company believes that it may properly exclude the Proposal from its Proxy Materials pursuant to:

1. Rule 14a-8(i)(4) under the Exchange Act because the Proposal relates to the redress of a personal grievance; and

2. Rule 14a-8(i)(3) under the Exchange Act because the Proposal is

vague and indefinite.

The Proposal

The Proposal states:

> Resolved that the stockholders of Prudential Financial urge our Board of Directors to seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements.

Background

In 1934, Proponent's father purchased a life insurance policy from the Company. The beneficiary under the policy, Mary E. Carrington, predeceased Proponent's father and, as a result, the estate of Proponent's father became the beneficiary under the policy. On August 11, 2005, Proponent's father sent a handwritten letter to the Company requesting that the ownership of the policy be transferred to a trust. Thereafter, Proponent's father completed a change in ownership form naming the trust as owner of the policy and returned the form to the Company. No documentation was ever provided naming the trust as a new beneficiary under the policy. Proponent is the trustee of the trust.

Proponent's father died in November 2005. Shortly thereafter Proponent, as trustee of the trust, notified the Company of his father's death and requested payment under the policy. In a letter dated November 28, 2005 the Company notified Proponent that additional information was required to process a claim under the policy. Following up on this correspondence, in a letter dated December 29, 2005, the Company informed Proponent that because the policy was payable to the estate of Proponent's father, the Company would need an order of summary administration or authorization issued by the county court.

Proponent failed to provide an order of summary administration or authorization after the Company notified him that it was required to process his claim. Instead, in a letter dated April 27, 2006, attached as Annex B, Proponent informed the Company that he would file a shareholder proposal to "force a resolution" of his claim. Specifically,

> To force a resolution of this matter, I propose to bring a shareholder proposal before the next annual meeting. Please send me a copy of Prudential Financial's By-Laws provisions dealing with stockholder proposals. Thanks.

> (If this seems to you to be an absurd thing to do, I note I can come to Newark on my AMtrak pass, whereas the legal mumbo-jumbo Prudential's Claims Department wants would cost $1,400. The choice seems clear to me.)

As an alternative way to obtain payment under the policy, Proponent also filed three claims against the Company with local state insurance regulators. Claims were filed with the Insurance Department of the State of New York, the Illinois Department of Financial and Professional Regulation and the Department of Financial Services of the State of Florida. Copies of relevant documents in connection with the claims are attached hereto as Annex C. The Company timely responded to and resolved all claims with these state regulators. Upon receiving all information required to process the claim under the policy, the Company paid the death claim on June 7, 2006.

Grounds for Omission

1. The Proposal relates to the redress of a personal grievance.

Rule 14a-8(i)(4) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large." The Commission intended that this exclusion insure that the shareholder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of all shareholders. SEC Release No. 34-20,091, [1983-84 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,417, at 86,204-05 (August 16, 1983). The Commission has stated that a shareholder proposal may be excluded on the grounds of a personal grievance "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." SEC Release No. 34-19,135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,262, at 85,352 (October 14, 1982).

The Company believes that it is absolutely clear that the Proponent has made the Proposal to redress his complaint about the Company's payment of his father's life insurance policy. Proponent's letter dated April 27, 2006, explicitly states that his intent was to bring a shareholder proposal at the 2007 annual meeting to persuade the Company to make payment under his father's life insurance policy:

> To force a resolution of this matter, I propose to bring a shareholder proposal before the next annual meeting. Please send me a copy of Prudential Financial's By-Laws provisions dealing with stockholder proposals. Thanks.
>
> (If this seems to you to be an absurd thing to do, I note I

> can come to Newark on my AMtrak pass, whereas the legal mumbo-jumbo Prudential's Claims Department wants would cost $1,400. The choice seems clear to me.)

Moreover, evidence of Proponent's personal grievance against the Company may be found in the three complaints against the Company that Proponent filed with three separate state insurance regulators. The Staff has consistently recognized that the shareholder proposal process is not intended to provide an alternative forum for resolution of claims against issuers. See, e.g., *KeyCorp.*, (Feb. 22, 2001) (permitting exclusion of a proposal relating to pending litigation); *Unocal Corp.*, (March 15, 1999) (permitting exclusion of a proposal relating to previous unsuccessful litigation). The Company believes that the Proposal is an attempt to obtain an additional forum, other than the state insurance regulatory mechanisms, to redress Proponent's personal grievances against the Company.

While the Proposal is drafted in broad language that seems to give the illusion that it concerns an issue of general interest to all shareholders, executive compensation, the proposal in fact is targeted at redressing a personal grievance that Proponent has with the Company. The Staff has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See, e.g.,*Merck & Co., Inc.* (January 22, 2003); *Texaco Inc.* (March 18, 1993). In addition, references in the Supporting Statement from the perspective of a policy that was purchased in the 1930's (the facts of the Proponents grievance) illustrate that the Proposal is aimed at addressing a personal grievance and not an issue of general interest to shareholders of Prudential Financial.

The Company believes that it is clear from the facts of this case that Proponent is using the Proposal as a tactic designed to redress a personal grievance. Accordingly, based on the foregoing and in view of the consistent position of the Staff on this issue, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(4).

2. The Proposal is vague and indefinite.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a company may rely on Rule 14a-8(i)(3) to exclude a proposal that:

> is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

[Staff Legal Bulletin No. 14B (CF) (September 15, 2004)]

The Company believes that the Proposal is inherently vague and indefinite and, therefore, may be omitted from its proxy materials pursuant to Rule 14a-8(i)(3). The Proposal contains several terms and phrases which are undefined, susceptible to differing interpretations, and likely to confuse the Company's shareholders.

The Proposal seeks shareholder approval rights for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs." This request is vague and indefinite because it fails to provide an explanation of how the Company is to distinguish between earnings that result from management controlled programs and those that do not. The Company believes that it would be very difficult to determine which part of earnings are attributable to management controlled programs and which part of earnings are attributable to something other than management controlled programs. The Company actively manages all aspects of its business and believes that this management directly impacts its earnings. While additional factors may also have an impact on earnings, segregating the effect of those factors from the effect of management practices would be next to impossible. Thus, it is unclear what actions the Proponent intends to require of the Company in order to comply with the Proposal. Yet, even if the Proponent's intent were clear, the requested action of differentiating between non-management and management impacts on earnings would be unworkable, as would making sure that compensation or increases were paid in dollars "stated on a constant dollar value basis."

Additionally, it is unclear what is meant by the term "senior management incentive compensation programs." The Company's current compensation program for its executives, including its chairman and chief executive officer, consists of three main elements: base salaries, annual incentives, and long-term incentives. Within this general compensation structure, the Company has a variety of compensation plans including the offering of performance shares under the Omnibus Incentive Plan, which are offered to the most senior level executives; option grants under the Omnibus Incentive Plan, which are offered to executive officers at or above the level of vice president; and an annual incentive plan, which is offered to executive officers and all exempt employees. It is unclear which, if any, of these plans would be included within the definition of a "senior management incentive program." Indeed, the Proposal provides no explanation of what types of compensation plans would be included in this type of program. As a result, the Company has not been given any guidance to allow it to determine which of its compensation plans should be included within the definition of a "senior management incentive compensation programs."

Furthermore, it is difficult to determine what action the Company would be required to take in order to implement the Proposal as it is currently drafted. The Proposal is subject to at least two different interpretations. When read literally, the Proposal seems to request that the Board seek shareholder approval of only those senior management incentive compensation programs that tie compensation to earnings that are solely the result of management controlled programs. Alternatively, when read in conjunction with the Supporting Statement, the Proposal seems require that senior management incentive compensation programs must be tied to earnings that are solely the result of management controlled programs and that shareholders should be given an opportunity to approve those programs.

Each interpretation would require the Company to take a different action. Under the first interpretation, the Company would need to seek shareholder approval for only those senior management incentive compensation programs that tie benefits to earnings that result from management controlled programs. Under the second interpretation, however, the Company must submit all senior management incentive compensation programs for shareholder approval and must also tie the benefits under those programs to earnings that result solely from management controlled programs. Thus, the Company believes that the differing interpretations of the Proposal prevents the Company from being reasonably certain on what actions or measures it will need to take if the Proposal is adopted.

The Company believes that differing interpretations of the same phrase and the use of several undefined terms within the Proposal causes it to be so inherently vague and indefinite that neither the Company nor the shareholders would be able to determine what actions are required. Accordingly, based on the foregoing, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including all annexes, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about March 22, 2007.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (973) 802-7770 or, in my absence, Sue Nam at 973-802-3057.

Sincerely,



Kathleen M. Gibson

(Enclosures)

cc: Walter A. Carrington, Jr.

ANNEX A

1215 Dobson
Evanston, Il 60202
November 13, 2006

Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, N. J. 07102

Office of the Corporate Secretary:

Please refer to Gwendolyn Ricks-Spencer's letter of May 15, 2006. Consistent with that letter and page 29 of the 2006 Proxy Statement, Prudential Financial is advised that I, Walter A. Carrington, Jr. of 1215 Dobson Street, Evanston, Illinois 60202, holder of 440 shares of Common stock intend to appear in person or by proxy at the annual meeting to bring the following resolution before the meeting.

Supporting Statement

At least half of Prudential's income is derived from Life Insurance. These earnings are driven by several factors which have nothing to do with senior managements managerial skills -- specifically the fact that policies are purchased with dollars paid into the company sometimes decades before a policy matures and benefits paid. Also, the federal government's monetary policies have caused a steady erosion in the purchasing power of benefit dollars. A $5000 policy purchased in the 1930's for example, would pay off the cost of a new home. The same policy benefits paid out by the company in 2007 dollars wouldn't buy a bathroom.

Premiums paid decades earlier and inflationary federal government monetary policies result in earnings to us as stockholders but the earnings are not the result of corporate management skills or efforts.

Resolved that the stockholders of Prudential Financial urge our Board of Directors to seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements.



Walter A. Carrington, Jr.

ANNEX B


RECEIVED

1215 Dobson
Evanston, Il 60202
April 27, 2006

Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, N. J. 07102

Dear Sir or Madam:

My father died in November 2005. His trust held Prudential life insurance policy No. 08578929 with accidental death benefits and accumulated interest. Prudential refuses to pay the benefits due under the policy to me, the trust's successor trustee.

To force a resolution of the matter, I propose to bring a shareholder proposal before the next annual meeting. Please send me a copy of Prudential Financial's By-Laws provisions dealing with stockholder proposals. Thanks.

(If this seems to you to be an absurd thing to do, I note I can come to Newark on my AMtrak pass, whereas the legal mumbo-jumbo Prudential's Claims Department wants would cost $1,400. The choice seems clear to me.)

Yours truly,



W. A. Carrington, Jr.

ANNEX C



STATE OF NEW YORK
INSURANCE DEPARTMENT
25 Beaver Street
New York, New York 10004

George E. Pataki
Governor

Howard Mills
Superintendent

PRUDENTIAL INSURANCE CO. OF AMERICA
PAUL M. MCLEAN, VP, ADMINISTRATION
POLICYOWNER RELATIONS DEPT
200 WOOD AVENUE SOUTH
ISELIN, NJ 08830

May 12, 2006

Re: Dept. File #: CSB-460127
Complainant: W. A. CARRINGTON, JR

Dear Sir/Madam:

In order for us to arrive at a prompt solution for this complaint, we require your full cooperation. Please furnish us, within ten (10) working days of receipt of this letter, with your position concerning this matter and the basis on which it was taken. *To facilitate the prompt resolution of this complaint, if there are any additional requirements needed, the respondent/insurer should communicate directly with the complainant/ policyholder. This Department should be copied on any such communication.*

In your reply include the specific carrier's NAIC code number and full name. **TO ENSURE THE PROPER PROCESSING OF YOUR RESPONSE PLEASE RETURN THE ATTACHED BAR-CODED SHEET WITH YOUR REPLY. THIS SHEET SHOULD BE PLACED AS THE FIRST PAGE OF YOUR REPLY.**

In addition, please furnish documentation including but not limited to the following items, to substantiate your position:

- Loan requests
- Agent's statement
- Applicable underwriting standards
- Reinstatement application
- Premium history
- Dividend withdrawal forms
- Lapse notice
- Premium billing notice
- Application and all pertinent medical records
- Illustrations and/or policy summary
- Policy provisions
- Policy change requests
- Surrender requests
- Cash flow statements

If this complaint pertains to Regulation 60 indicate whether the transaction was reversed and include the following:

- Disclosure statements
- Company notification to the insurer whose policy is being replaced
- Loan history and cash values at time of loan

We await your timely reply.

Very truly yours,

Preparation Unit
Consumer Services Bureau
212-480-6400
212-480-6262 (Fax)

To insure the proper processing of your response, please return this bar-coded form as the first page of your reply.

Complaint Operations 6/7/2006 11:50:35 AM [Eastern Daylight Time]

Do not return the Department's letter with your reply.

Dept. File Number: CSB-460127

Complaint against: PRUDENTIAL INSURANCE CO. OF AMERICA
PAUL M. MCLEAN, VP, ADMINISTRATION
POLICYOWNER RELATIONS DEPT
200 WOOD AVENUE SOUTH
ISELIN, NJ 08830

Complainant:
W. A. CARRINGTON, JR
1215 DOBSON
EVANSTON, IL 60202

On behalf of:







1215 Dobson
Evanston, Il 60202
May 8,2006

New York Insurance Dept.
1 Commerce Plaza
Albany, NY 12257

Subject: [redacted] Failure to pay policy benefits.

In the 1930's my father purchased a life insurance #08578929 policy from Prudential in New York. He lived in Fulton, New York. He died recently in November 2005./ Prudential refuses to pay the benefits due under the policy. The facts follow:

1. My mother died 12/10/02.
2. My father then executed a living trust dated 3/31/03. The trust was created to avoid probate. I am now the trustee under the trust. Article III Section 3.1 of the trust provides: "The trustee shall collect the proceeds of any life insurance policies * * * added to this trust from any source."
3. Prudential received a letter from my father (which bears a Prudential date stamp on it of 8/10/05) instructing Prudential to put the policy in the trust name.
4. My father died an accidental death 11/27/05.
5. The proceeds of the life policy are payable to his trust.
6. Distribution of the policy proceeds in the trust will be to my father's heirs, according to my father's will, created concurrently with the living trust. I am Personal Representative under the will.

Can you help me to get Prudential to pay the benefits due from this policy?

Yours truly,

W. A. Carrington Jr.

W. A. Carrington, Jr.



Illinois Department of Financial and Professional Regulation

Division of Insurance

ROD R. BLAGOJEVICH
Governor

DEAN MARTINEZ
Secretary

Michael T. McRaith
Director
Division of Insurance

May 31, 2006

Prudential Insurance Company of America
Krista Hayes, Manager Policyowners Relations
PO Box 17100
New Brunswick, NJ 08906

Reply due: 6/21/2006
File Number: IL06-06451
Must be stated in any contact with the Division.

Complainant: Walter Carrington, Jr.
Reference:

Direct Responses to: Brenda Carlock (217) 782-8651 (Phone)
(217) 558-2083(Fax)
consumer_complaints@ins.state.il.us (E-mail)

Dear Krista Hayes, Manager Policyowners Relations:

Enclosed is a copy of a complaint received by this Division. Please respond in accordance with 50 Ill. Adm. Code 926. An adequate response must contain but is not limited to the following:

1. FILE NUMBER shown above must be stated in all responses.
2. Name of SPECIFIC insuring company, SITUS OF CONTRACT, type of policy, nature of risk, e.g. individual A&H, group major medical, etc.
3. If a Medicare supplement policy, please specify Form A...J.
4. If the claim has been referred to a branch office for response, please advise the Division in writing the name and telephone number of the individual responsible for the response.
5. SUPPORTIVE DOCUMENTATION.

It is imperative that the specific insuring company and type of policy be named in the response so the Division may accurately record the complaint information.

[illegible]

The use of fax or e-mail for responses, extension requests, and other communications is encouraged.
Please put the file number, in your e-mail 'subject' line for proper routing. E-mail responses, which should be sent as attachments, must be on letterhead or include the name, address and telephone number of your company at the top.

[illegible]

Thank you for your cooperation.

Karen Wise Vancil
Technical Services Supervisor
(217) 782-5822Consumer Services Unit

320 W. Washington
Springfield, Illinois 62767-0001
www.idfpr.com



Illinois Department of Financial and Professional Regulation

Division of Insurance

ROD R. BLAGOJEVICH
Governor

DEAN MARTINEZ
Secretary

Michael T. McRaith
Director
Division of Insurance

June 9, 2006

Prudential Insurance Company of America
Krista Hayes, Manager Policyowners Relations
PO Box 17100
New Brunswick, NJ 08906

Re: Complaint number: IL06-06451
Walter Carrington, Jr.

Dear Ms. Hayes:

The Division of Insurance has received additional information regarding the referenced complaint.

Please review the attached information and provide a written response to my attention no later than 6/21/2006. Please fax your response to (217) 558-2083 or email it to *consumer_complaints@ins.state.il.us* no later than 6/21/2006. Please do not send duplicates or hard copies of faxed or emailed responses unless you have additional information you need to provide.

If you have questions regarding this matter, please contact me.

Very truly yours,

Brenda L. Carlock

Brenda L. Carlock
Insurance Analyst
Consumer Services
(866) 445-5364 ext. 209 (Toll free IL only)
(217) 782-8651 (phone)
(217) 558-2083 (fax)
consumer_complaints@ins.state.il.us

320 W. Washington
Springfield, Illinois 62767-0001
www.idfpr.com

1215 Dobson
Evanston Il. 60202
6/6/06

Re: IL-06-06451

Dear Ms Carlock,

Thank you for your letter of May 31.
A recent statement of the facts is enclosed.

W. A. Carrington Jr.

STATE OF FLORIDA
DEPARTMENT OF FINANCIAL SERVICES

Tom Gallagher
Chief Financial Officer

KRISTA HAYES
PRUDENTIAL INSURANCE COMPANY OF AMERICA
P O BOX 17100

NEW BRUNSWICK NJ, 08906

Re: DFS Service Request #1-186212124
Consumer Name: WALTER A. CARRINGTON JR

To KRISTA HAYES:

A request for assistance has been filed with the Florida Department of Financial Services. A copy is enclosed for your review.

So that we may properly respond to this request, please furnish us with a complete report of your position on the matter, including any documentation that supports your position. Please reference service request number 1-186212124 on all reports and attachments. Your complete reply, to Betty Avery, must be received by 5/12/2006.

Your early attention and response is appreciated.

Sincerely,

Betty Avery
Insurance Specialist III
(407) 835-4412

FLORIDA DEPARTMENT OF FINANCIAL SERVICES
DIVISION OF CONSUMER SERVICES
Consumer Request for Assistance
Initial Request

TO PROPERLY IDENTIFY THE ENTITY INVOLVED, WHEN RESPONDING TO THE CONSUMER REQUEST FOR ASSISTANCE, PLEASE INCLUDE THE NAME, THE NAIC CODE (IF AVAILABLE) OR THE FLORIDA CERTIFICATE OF AUTHORITY NUMBER OF THE ENTITY THAT ISSUED THE POLICY.

When responding by email, please copy the subject line from this email and paste it into the subject line on your response.

To:
KRISTA HAYES
PRUDENTIAL INSURANCE COMPANY OF AMERICA
P O BOX 17100
NEW BRUNSWICK NJ, 08906
Phone: (732) 482-4791
Fax:
E-mail:

Consumer Name & Address:
WALTER A. CARRINGTON JR
1215 DOBSON ST
EVANSTON, IL 60202-3820
Home Ph. #:
Work Ph. #:

Please Respond To:
Betty Avery
DIVISION OF CONSUMER SERVICES
200 East Gaines Street
Tallahassee FL 32399-0322
Phone: (407) 835-4412
Fax: (850) 413-1550
Email: ServicePoint@DFS.State.Fl.Us

Date Opened........: 4/28/2006
Response due to DFS .: 5/12/2006
Agent...........:
Service Request #... : 1-186212124
Policy #............: 08 578 929

06 APR 28 9:53

Claim # ....:
Consumer Type.....: Beneficiary
Coverage Type......: Life & Annuities - Whole Life
Insured ....:
Reason ....: Claim Handling Delay

Explanation:
Consumer has submitted all documentation needed to process this claim. He has signed receipt of death certificates for both Walter A. Carrington and for his mother. The cause of death was ruled "accidental" and consumer needs the accidental death benefit to be paid along with the policy limits. Please advise status of claim and explain reason for delays. Thank you

For Insurance Companies Only: We have received a request for assistance from the above CONSUMER. Please furnish a complete report of your position including documentation that supports your position. Failure to respond within the required time period may result in an administrative penalty of up to $2500 per occurrence. Please reference the file number 1-186212124 on all responses. Your complete reply to Betty Avery, must be received by 5/12/2006 at the above fax number or you may email your reply to ServicePoint@dfs.state.fl.us.

Prudential Financial

The Prudential Insurance Company of America
Customer Relations Unit
PO Box 13951
Philadelphia, PA 19176-3951
Tel 215-784-3273 Fax 215-784-3905

Richard Presser
Senior Analyst, Customer Service

June 16, 2006

Attn: Betty Avery, Insurance Specialist III
Department of Financial Services
State of Florida
200 E. Gaines St
Tallahassee, FL 32399

Inquiry Number: 060100826-03
Policy Number: 08578929
DFS Service Request #: 1-186212124
NAIC Number: 30468241

Re: Insured: Walter A. Carrington

Complainant: Walter A. Carrington, Jr.

Dear Ms. Avery:

I am writing in response to a communication received May 30, 2006, in which you requested that we provide more specific information regarding the outstanding requirements for the death claim on this policy. This will also confirm our conversation of June 9, 2006, in which you indicated that there is no specified due date for this response, and that you understood from our conversation that the death claim had by then been paid, and that you would shortly thereafter be receiving my written confirmation.

Prudential recently received the outstanding requirements and promptly paid the death claim. On June 7, 2006, Prudential issued to the complainant check number 01391049007, in the amount of $19,351.31, representing the net death claim value for this policy. This included the Accidental Death Benefit amount of $5,000.00.

I trust this response addresses your request. Please note that any requested information that did not apply to this inquiry, has been omitted. If you have any questions, please call me Monday through Friday, between the hours of 10:00 a.m. and 6:00 p.m. Eastern time at 215-784-3273. You may also leave a voice message for me 24 hours a day.

Sincerely,

Richard Presser

Richard Presser
Customer Relations Unit

Modified Life 5 is issued by The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102, a Prudential Financial company.



The Prudential Insurance Company of America
Customer Relations Unit
PO Box 13951
Philadelphia, PA 19176
215-658-6149 Fax: (215) 784-3905

May 9, 2006

BETTY AVERY INSURANCE SPECIALIST III
FLORIDA DEPARTMENT OF INSURANCE
200 E GAINES ST
TALLAHASSEE, FL 32399

Inquiry Number: 060100826-02
Policy Number: 08578929
DFS Service Request #: 1-186212124
NAIC Number: 30468241

Re: Insured: Walter A Carrington

Complainant: Walter A Carrington, Jr.

Dear Ms. Avery:

This is in response to your recent letter regarding the above listed client. Thank you for bringing Mr. Carrington's concerns to our attention and for your patience while we completed our review.

The explanation on your referral indicates that Mr. Carrington submitted all necessary documentation to process the death claim on this policy. While we have received the death certificates of Walter and Mary Carrington, all the necessary requirements for claim processing have not been received. We have corresponded with Mr. Carrington on several occasions. Enclosed are copies of our previous letters to him pertaining to the death claim on the above policy. As explained in these letters, when we receive the necessary documentation, we will be happy to act swiftly on the claim.

It appears he is also concerned as to whether or not the Accidental Death Benefit (ADB) on the policy will be paid as part of the claim. ADB is a supplemental benefit included on this policy, and it would be payable in addition to the face amount of the policy under certain circumstances described in the policy. Upon receipt of the requested documentation, it will be included in our consideration for payment of the claim proceeds.

I trust that this information is helpful in responding to your request. If you have any questions, please call me at 215-658-6149, Monday through Friday 8:00 am - 4:00 pm Eastern Time.

Sincerely,

Sandra Gordon
Customer Relations Adviser

Enclosures

Modified Life 5 is issued by The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102, a Prudential Financial company.

Prudential Financial

The Prudential Insurance Company of America
Customer Relations Unit
PO Box 13951
Philadelphia, PA 19176-3951
Tel 215-784-3273 Fax 215-784-3905

Richard Presser
Senior Analyst, Customer Service

June 16, 2006

Attn: Brenda Carlock
Illinois Department of Financial and
Professional Regulation
320 West Washington
Springfield, IL 62767

Inquiry Number: 060100826-03
Policy Number: 08578929
File Number: IL06-06451
NAIC Number: 30468241

Re: Insured: Walter A Carrington

Complainant: Walter A Carrington, Jr.

Dear Ms. Carlock:

This is in response to a letter dated May 31, 2006, regarding the above-referenced policy. We appreciate having these concerns brought to our attention and thank you for your patience while we completed our review.

This was an individual whole life insurance policy, issued in 1934. The situs is New York.

On June 7, 2006, Prudential issued to the complainant check number 01391049007, in the amount of $19,351.31, representing the net death claim value for this policy. This included the Accidental Death Benefit amount of $5,000.00.

The delay in the payment of this death claim was a result of the complainant's failure to provide documents required, and requested, by Prudential, to allow for the payment of the death claim.

The named beneficiary on this policy was the wife of the insured, Mary E. Carrington. Since she predeceased the insured, the death claim became payable to the estate of the insured. Prudential required, among other documentation, the Order of Summary Administration for the insured's estate, in order to make payment of the death claim. The complainant initially declined to provide the Order of Summary Administration. It was ultimately received by Prudential on May 24, 2006.

The complainant indicated he believed that a trust, of which he was the trustee, was the beneficiary of the policy. Although Prudential received a letter from the owner/insured in August 2005, and then later a form, requesting that the ownership of the policy be listed under the trust, Prudential never received any request prior to the death of the insured to list the trust as the **beneficiary** of the policy.

The complainant alleges that the requests to change the ownership of the policy to the trust evidence a desire to list the trust also as the beneficiary. This belief appears to have been the reason for the complainant's initial failure, despite Prudential's requests, to provide the Order of Summary Administration required. Prudential is unable to assume, however, that an ownership change request is also a beneficiary change request. A beneficiary change may only be completed upon receipt of a fully authorized, specific request to do so, from the owner of a policy, or an appropriately authorized third party. The form used to make ownership and beneficiary changes has separate sections for ownership and beneficiary change requests, *with the beneficiary change request fields appearing on the form prior to the ownership change fields*. Nonetheless, the beneficiary change fields were left blank and the ownership change fields were completed.

Once Prudential had all required documents, however, the claim was promptly paid, including the accidental death benefit.

I have attached the following:

- Our response letter to the complainant (as the complainant also wrote directly to Prudential, we were required to respond directly to the complainant as well.)
- Prudential letters to Walter A. Carrington, Jr., dated February 2nd, April 26th, and May 31, 2006.
- Letter from Walter Carrington dated August 11, 2005, asking for an *ownership* change only.
- Request to Change Beneficiary/Ownership form as received by Prudential on December 6, 2005, asking for an *ownership* change only. This was in fact the second time this form had been submitted, as it was originally returned due to missing signatures. I have also attached the letter, dated November 23, 2005, sent in response to the initial request, in which we inform Mr. Carrington that we are returning a copy of his "request to change the ownership arrangement" for signatures.

We regret that we were not able to locate the policy contract and death certificate Mr. Carrington indicates he submitted.

Mr. Carrington also makes reference in his letter dated May 31, 2006, to the use of 1938 dollars to pay for the coverage and 2006 dollars for payment of the benefit. This policy earned significant dividends over the years which increased the death claim value well beyond its original $5,000.00 face amount to a death claim value in excess of $14,000.00, prior to the addition of the $5,000.00 Accidental Death Benefit that was paid in this instance as well.

I trust this response addresses your request. Please note that any requested information that did not apply to this inquiry, has been omitted. If you have any questions, please call me Monday through Friday, between the hours of 10:00 a.m. and 6:00 p.m. Eastern time at 215-784-3273. You may also leave a voice message for me 24 hours a day.

Sincerely,

Richard Presser

Richard Presser
Customer Relations Unit

Enclosure

Modified Life 5 is issued by The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102, a Prudential Financial company.

Prudential Financial

The Prudential Insurance Company of America
Customer Relations Unit
PO Box 13951
Philadelphia, PA 19176-3951
Tel 215-784-3290 Fax 215-784-3905

Donna J. Strohm
Manager, Customer Service

June 16, 2006

Attention: Examiner
Insurance Department
State of New York
25 Beaver Street
New York, NY 10004

Inquiry Number: 060100826-03
Policy Number: 08578929
Dept. File Number: CSB-460127
NAIC Number: 30468241

Re: Insured: Walter A. Carrington

Complainant: Walter A. Carrington, Jr.

Dear Examiner:

This is in response to your letters dated May 12, 2006, and June 7, 2006, both of which appear to have been received by Prudential for the first time on June 7, 2006, regarding the above-referenced policy. Although the June 7, 2006, letter indicates that you have not yet received a response to an earlier request, I have been unable to locate any indication in our records that we received the May 12, 2006, letter prior to June 7, 2006. We appreciate having these concerns brought to our attention and thank you for your patience while we completed our review.

This was an individual whole life insurance policy, issued in 1934.

On June 7, 2006, Prudential issued to the complainant check number 01391049007, in the amount of $19,351.31, representing the net death claim value for this policy. This included the Accidental Death Benefit amount of $5,000.00.

The delay in the payment of this death claim was a result of the complainant's failure to provide documents required, and requested, by Prudential, to allow for the payment of the death claim.

The named beneficiary on this policy was the wife of the insured, Mary E. Carrington. Since she predeceased the insured, the death claim became payable to the estate of the insured. Prudential required, among other documentation, the Order of Summary Administration for the insured's estate, in order to make payment of the death claim. The complainant initially declined to provide the Order of Summary Administration. It was ultimately received by Prudential on May 24, 2006.

The complainant indicated he believed that a trust, of which he was the trustee, was the beneficiary of the policy. Although Prudential received a letter from the owner/insured in August 2005, and then later a form, requesting that the ownership of the policy be listed under the trust, Prudential never received any request prior to the death of the insured to list the trust as the **beneficiary** of the policy.

The complainant alleges that the requests to change the ownership of the policy to the trust evidence a desire to list the trust also as the beneficiary. This belief appears to have been the reason for the complainant's initial failure, despite Prudential's requests, to provide the Order of Summary Administration required. Prudential is unable to assume, however, that an ownership change request is also a beneficiary change request. A beneficiary change may only be completed upon receipt of a fully authorized, specific request to do so, from the owner of a policy, or an appropriately authorized third party. The form used to make ownership and beneficiary changes has separate sections for ownership and beneficiary change requests, *with the beneficiary change request fields appearing on the form prior to the ownership change fields*. Nonetheless, the beneficiary change fields were left blank and the ownership change fields were completed.

Once Prudential had all required documents, however, the claim was promptly paid, including the accidental death benefit.

I have attached the following:

- Our current response letter to the complainant.
- Prudential letters to Walter A. Carrington, Jr., dated February 2nd, April 26th, and May 31, 2006.
- Letter from Walter Carrington dated August 11, 2005, asking for an *ownership* change only.
- Request to Change Beneficiary/Ownership form as received by Prudential on December 6, 2005, asking for an *ownership* change only. This was in fact the second time this form had been submitted, as it was originally returned due to missing signatures. I have also attached the letter, dated November 23, 2005, sent in response to the initial request, in which we inform Mr. Carrington that we are returning a copy of his "request to change the ownership arrangement" for signatures.

I trust this response addresses your request. Please note that any requested information that did not apply to this inquiry, has been omitted. If you have any questions, please call me Monday through Friday, during normal business hours at 215-784-3290. You may also leave a voice message for me 24 hours a day.

Sincerely,

Donna J. Strohm

Donna J Strohm

Enclosure

Modified Life 5 is issued by The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102, a Prudential Financial company.

1215 Dobson
Evanston, Il 60202
December 29,2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N. E.
Washington, D.C. 20549

Re: Prudential Financial, Inc., letter from K. Gibson 12/27/06
Shareholder Proposal

Ladies and Gentlemen:

Ms. Gibson, acting for Prudential Financial, Inc (P) sent you a twenty - four page letter dated 12/27/06 asking to exclude my stockholder proposal from proxy materials. Twenty - four pages !! Me thinks the lady doth protest too much.

Here are the facts. P's business is insurance, chiefly life insurance. The corporation receives premiums from policy purchasers and invests those monies in properties, securities, etc. Years pass and compound interest works its inexorable wiles and P derives wealth. If these were all of the facts, I would have no proposal.

But, as we all know, for reasons irrelevant to these proceedings, the purchasing power of a dollar is less every year. Inflation is a fact. So, P redeems a $5,000 life insurance policy purchased in the 1930's for example, with dollars now worth only a very small fraction of their value when the policy was purchased. Federal monetary policy has delivered a <u>very</u> nice boon to P and its shareholders such as myself. (A good reason to purchase shares in P. I've done very well.)

P's managers efforts however, do not determine federal government monetary policy. My proposal merely urges directors to effect compensation policies based only on real earnings growth figures which have inflation excluded -- just as U.S. federal government statistics and data are <u>routinely</u> adjusted to eliminate inflation by stating them in "constant dollars". As a shareholder and one of the owners of P, I would like to receive the largesse that monetary policies have bestowed on insurance companies. I see no reason to give senior management compensation which they have not earned. The proposal is a clear and simple one.

Now let me dispatch Ms. Gibson's other claim -- that my proposal "redresses a personal grievance".

February 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated December 27, 2006

The proposal urges the board of directors to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements."

There appears to be some basis for your view that Prudential may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Prudential omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Prudential relies.

Sincerely,



Derek B. Swanson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END